Exhibit 10.19

Written Description of Provident Financial Services, Inc.’s 2011 Cash Incentive Compensation Plan

2011 Cash Incentive Compensation Plan. On January 27, 2011, the Board of Directors of Provident Financial Services, Inc. (the “Company”), on the recommendation of its Compensation Committee, approved an annual performance-based incentive plan for the payment of incentive cash compensation to certain officers and employees of The Provident Bank, the Company’s wholly owned savings bank subsidiary (the “Plan”), including senior executive officers.  The Plan provides for cash incentive payments based primarily on the Company’s 2011 financial performance compared with certain targets (the “Corporate Targets”).  Incentive Payments based on the Company’s 2011 financial performance may be made if the Company meets or exceeds 95% of any of the Corporate Targets (“Threshold”).

For senior executive officers (including the Chief Executive Officer and the Chief Financial Officer), 100% of the incentive payment that may be made under the Plan will be based on the Company’s 2011 performance using the following Corporate Targets that relate to the Company’s business plan and strategic objectives: (i) net income (weighted 25%); (ii) efficiency ratio (weighted 10%); (iii) net interest margin (weighted 5%); (iv) core deposits as a percentage of total deposits (weighted 10%); (v) total loans, net of the provision for loan losses (weighted 10%); (vi) non-performing assets as a percentage of average assets compared to peer median (weighted 10%); (vii) return on average assets (weighted 15%); (viii) return on average equity (weighted 5%) and (ix)  EPS growth compared to peer group median (weighted 10%).

For other officers and employees eligible to participate in the Plan, a portion of the incentive payment that may be made under the Plan will be based on the Company’s 2011 performance using the following Corporate Targets: (i) earnings per share (weighted 25%); (ii) net income (weighted 25%); (iii) efficiency ratio (weighted 25%); and (iv) return on average assets (weighted 25%).  A portion of the incentive payment will also be based on individual performance against personal goals and objectives, and may be paid whether or not Corporate Targets have been met.

Incentive payments will be a percentage of the employee’s base salary.  Using estimated 2011 base salary levels and the current number of employees that could participate in the Plan (443 persons), the total cash incentive payments that may be made for 2011 would range from approximately $2.7 million at the Threshold level up to $10.9 million at the Maximum level.